As filed with the Securities and Exchange Commission on February 14, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

RAYMOND JAMES FINANCIAL, INC.
(*Exact Name of Registrant as Specified in Its Charter*)

Florida	**59-1517485**
(*State or Other Jurisdiction of Incorporation or Organization*)	(*I.R.S. Employer Identification No.*)

880 Carillon Parkway
St. Petersburg, Florida 33716
(*Address of Principal Executive Offices, Zip Code*)

Raymond James Financial, Inc. Stock Option Plan for Key Management Personnel
(Full Title of the Plan(s))

JEFFREY P. JULIEN
Senior Vice President - Finance
and Chief Financial Officer
880 Carillon Parkway
St. Petersburg, Florida 33716
(727) 573-3800
(*Name, Address and Telephone Number, Including Area Code, of Agent for Service*)

Please Send Copies of Communications To:

Paul Matecki, Esq.
Senior Vice President - Corporate Counsel
880 Carillon Parkway
St. Petersburg, Florida 33716
(727) 573-3800

CALCULATION OF REGISTRATION FEE

Title Of Securities To Be Registered	**Amount To Be Registered (1)**	**Proposed Maximum Offering Price per Share (2)**	**Proposed Maximum Aggregate Offering Price (2)**	**Amount Of Registration Fee**
Common Stock, $.01 par value	1,125,000	$25.14	$28,282,500.00	$2,601.99

(1) The amount being registered includes an indeterminate number of shares of Common Stock which may be issuable as a result of stock splits, stock dividends and anti-dilution provisions and other terms, in accordance with Rule 416(a) under the Securities Act of 1933, as amended.

(2) Estimated solely for the purpose of calculating the registration fee. Such estimate has been computed in accordance with Rule 457(h) based upon the average of the high and low prices of the Common Stock as reported on the New York Stock Exchange on February 7, 2003, namely $25.14.

PART I

INFORMATION REQUIRED IN THE PROSPECTUS

The purpose of the registration statement is to register under the Securities Act of 1933, as amended, 1,125,000 shares of the Registrant's common stock, which shares are included in the Registrant's Stock Option Plan for Key Management Personnel (the "Plan"). As permitted by Rule 428 under the Securities Act of 1933, as amended (the *"Securities Act"*), this Registration Statement omits the information specified in Part I of Form S-8. The documents containing the information specified in Part I will be delivered to the selected participants in the plans covered by this Registration Statement as required by Rule 428(b). Such documents are not being filed with the Securities and Exchange Commission (the *"Commission"*) as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424(b) under the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

By this reference, the following documents filed with the Commission by Raymond James Financial, Inc. (the *"Company"*) are incorporated into and made a part of this Registration Statement:

1. The Company's Annual Report on Form 10-K for the fiscal year ended September 27, 2002, as filed with the Commission on December 23, 2002.

2. The Company's Definitive Proxy Statement for the 2002 Annual Meeting of Shareholders, as filed with the Commission on January 6, 2003.

3. The Company's Quarterly Report on Form 10-Q for the quarter ended December 27, 2002, as filed with the Commission on February 10, 2003.

4. The description of the Company's Common Stock is set forth on pages 8-9 of the Company's Prospectus dated June 1, 1994, which was a part of the Company's Registration Statement on Form S-8 (Registration Statement No. 33-54071).

All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the *"Exchange Act"*), subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4.   Description of Securities.

Not applicable. The Company's Common Stock is registered under Section 12 of the Exchange Act.

Item 5. Interests of Named Experts and Counsel.

The validity of the Common Stock issuable by the Company under its Raymond James Financial Incentive Stock Option Plan (the *"Plan"*) will be passed upon for the Company by Paul Matecki, Senior Vice President-Corporate Counsel of Raymond James Financial, Inc.

Item 6.Indemnification of Directors and Officers.

The Florida Business Corporation Act, as amended (the *"Florida Act"*), provides that, in general, a business corporation may indemnify any person who is or was a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he or she is or was a director or officer of the corporation, against liability incurred in connection with such proceeding, including any appeal thereof, provided certain standards are met, including that such officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and provided further that, with respect to any criminal action or proceeding, the officer or director had no reasonable cause to believe his or her conduct was unlawful. In the case of proceedings by or in the right of the corporation, the Florida Act provides that, in general, a corporation may indemnify any person who was or is a party to any such proceeding by reason of the fact that he or she is or was a director or officer of the corporation against expenses and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, provided that such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim as to which such person is adjudged liable unless a court of competent jurisdiction determines upon application that such person is fairly and reasonably entitled to indemnity. To the extent that any officers or directors are successful on the merits or otherwise in the defense of any of the proceedings described above, the Florida Act provides that the corporation is required to indemnify such officers or directors against expenses actually and reasonably incurred in connection therewith. However, the Florida Act further provides that, in general, indemnification or advancement of expenses shall not be made to or on behalf of any officer or director if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe it was unlawful; (ii) a transaction from which the director or officer derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the director has voted for or assented to a distribution made in violation of the Florida Act or the corporation's articles of incorporation; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

The Company's By-Laws include the following provisions:

"Section 12. The Company shall:

(a)   Indemnify any person made a party to an action by or in the right of the Company to procure a judgment in its favor by reason of his being or having been a director or officer of the Company, or of any other corporation, firm, association or entity which he served as such at the request of the Company, against the reasonable expenses, including attorneys' fees, incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, except in any case where such person is adjudged in a final adjudication to have been guilty of conduct as to which, as a matter of law, no such indemnification may be made;

(b)   Indemnify any person made a party to an action, suit or proceeding, other than one by or in the right of the Company to procure a judgment in its favor, whether civil or criminal, brought to impose a liability or penalty on such person for an act alleged to have been committed by such person in his capacity of director or officer of the Company, or of any other corporation, firm, association or entity which he served as such at the request of the Company, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, incurred as a result of such action, suit or proceeding, or any appeal therein, unless the Board of Directors determines that such person did not act in good faith in the reasonable belief that such action was in the best interests of the Company. The termination of any such civil or criminal action, suit or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere shall not in itself disqualify such person from indemnification except in any case where such person is adjudged in a final adjudication to have been guilty of conduct as to which, as a matter of law, no such indemnification may be made;

(c)   Advance the payment of expenses, including attorneys' fees, to any person entitled to indemnification hereunder during the pendency of any claim, action or proceeding, unless otherwise determined by the Board of Directors in any case.

The foregoing rights of reimbursement or indemnification shall not be exclusive of other rights to which any such person may otherwise be entitled and, in the event of his or her death, shall extend to his or her legal representatives.

(d)   In any instance where more than one person is entitled to reimbursement of attorneys' fees pursuant to this Section 12, the Company shall select one attorney to serve as attorney for all such persons, unless, in the opinion of the attorney selected by the Company, a conflict of interest exists which would prevent representation by that attorney of one or more persons. Notwithstanding the foregoing provision, any person may at any time decide to be represented by an attorney of his choosing, at his own expense."

Chapter 607 of the General Statutes of the State of Florida permits a corporation to indemnify its officers and directors against certain liabilities and provides for the conditions thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company undertakes, unless in the opinion of its counsel the matter has been settled by controlling precedent, to submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and agrees to be governed by the final adjudication of such issue.

Item 7.   Exemption from Registration Claimed.

Not applicable. There are no restricted securities being reoffered or resold pursuant to this Registration Statement.

Item 8. Exhibits.

Exhibit No. Description of Exhibits

4.1[1]	Raymond James Financial Stock Option Plan for Key Management Personnel.
5[1]	Opinion of Paul Matecki, Esq. Senior Vice President-Corporate Counsel, regarding legality of the securities.
23.1	Consent of KPMG LLP, independent auditors.
23.2	Consent of PricewaterhouseCoopers LLP, independent certified public accountants.
24	Powers of Attorney, included on signature pages.

[1]   Filed herewith.

Item 9. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)   To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person against the registrant in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, there unto duly authorized, in the City of Clearwater, State of Florida, on this 14th day of February, 2003.

RAYMOND JAMES FINANCIAL, INC.

By: /S/ THOMAS A JAMES   By: /S/ JEFFREY P. JULIEN
Thomas A. James   Jeffrey P. Julien
Chairman and Chief Executive Officer   Senior Vice President - Finance
and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

POWER OF ATTORNEY

Each person whose signature to this Registration Statement appears below hereby appoints Jeffrey P. Julien and Jennifer C. Ackart, or either of them, as his attorney-in-fact to sign on his behalf individually and in the capacity stated below and to file all amendments and post-effective amendments to this Registration Statement, and any and all instruments or documents filed as a part of or in connection with this Registration Statement or the amendments thereto, and the attorney-in-fact, or either of them, may make such changes and additions to this Registration Statement as the attorney-in-fact, or either of them, may deem necessary or appropriate.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/S/ THOMAS A. JAMES Thomas A. James	Chairman and Chief Executive Officer	February 14, 2003
/S/ JEFFREY P. JULIEN Jeffrey P. Julien	Senior Vice President - Finance Chief Financial Officer	February 14, 2003
/S/ JENNIFER C. ACKART Jennifer C. Ackart	Controller (Chief Accounting Officer)	February 14, 2003
/S/ FRANCIS S. GODBOLD Francis S. Godbold	Vice Chairman and Director	February 14, 2003
/S/ CHET B. HELCK Chet B. Helck	President and Chief Operating Officer	February 14, 2003
/S/ ANGELA M. BIEVER Angela M. Biever	Director	February 14, 2003
/S/ JONATHAN A. BULKLEY Jonathan A. Bulkley	Director	February 14, 2003
/S/ HARVARD H. HILL, JR. Harvard H. Hill, Jr.	Director	February 14, 2003
/S/ PAUL W. MARSHALL Paul W. Marshall	Director	February 14, 2003
/S/ KENNETH A.SHIELDS Kenneth A. Shields	Director	February 14, 2003

EXHIBIT INDEX

Exhibit No. **Description of Exhibits**

4.1[1]   Raymond James Financial Stock Option Plan for Key Management Personnel.

5[1]   Opinion of Paul Matecki, Esq., Senior Vice President-Corporate Counsel, regarding legality of the securities.

23.1   Consent of KPMG LLP, independent auditors.

23.2   Consent of PricewaterhouseCoopers LLP, independent certified public accountants.

24   Powers of Attorney, included on signature pages.

---

[1] Filed herewith.

EXHIBIT 5

February 14, 2003

Securities and Exchange Commission
450 - 5th Street, N.W.
Judiciary Plaza
Washington, DC 20549

> **RE:** **RAYMOND JAMES FINANCIAL, INC. (THE "COMPANY")**
> **REGISTRATION STATEMENT ON FORM S-8 COVERING THE COMPANY'S**
> **RAYMOND JAMES FINANCIAL, INC. STOCK OPTION PLAN FOR KEY MANAGEMENT PERSONNEL**

Ladies and Gentlemen:

I am Senior Vice President, Corporate Counsel, for the Company and have represented the Company in connection with its Registration Statement on Form S-8 (the "S-8 Registration Statement") relating to the proposed public offering by the Company (the "Offering") of up to 1,125,000 shares of the Company's Common Stock under its Raymond James Financial, Inc. Stock Option Plan for Key Management Personnel (the "Plan"). This opinion is being provided as Exhibit 5 to the S-8 Registration Statement.

In my capacity as Senior Vice President, Corporate Counsel, to the Company in connection with the Registration Statement and the Offering, I have examined and am familiar with: (1) the Company's Articles of Incorporation and Bylaws, as currently in effect, (2) the Plan, (3) the S-8 Registration Statement and (4) such other corporate records, documents and instruments as in my opinion are necessary or relevant as the basis for the opinions expressed below.

As to various questions of fact material to my opinion, I have relied without independent investigation on statements or certificates of officials and representatives of the Company, the Department of State of the State of Florida, and others. In all such examinations, I have assumed the genuineness of all signatures on original and certified documents, and the conformity to original and certified documents of all copies submitted to me as conformed, photostatic or other exact copies.

I express no opinion as to the law of any jurisdiction other than of the State of Florida and the Federal laws of the United States of America.

Based upon and in reliance on the foregoing, I am of the opinion that:

(a)   The Company has been incorporated and organized under the Florida Business Corporation Act, and its status is active.

(b)   The Plan has been authorized by all necessary corporate action of the Company.

(c)   When the following events shall have occurred,

> (i)   the S-8 Registration Statement shall have become effective in accordance with the Securities Act of 1933, as amended;

(ii)   the consideration specified in the Plan and in the instrument of grant covering options granted under the Plan shall have been received; and

(iii)   the certificates representing such shares shall have been duly executed, counter-signed and issued by or on behalf of the Company.

the shares of Common Stock so offered and sold in the Offering will be duly authorized, validly issued, fully paid and non-assessable shares of the capital stock of the Company.

I hereby consent to the filing of this opinion as an Exhibit to the S-8 Registration Statement.

Sincerely yours,

PAUL L. MATECKI
SENIOR VICE PRESIDENT
CORPORATE COUNSEL

PLM:dh

EXHIBIT 23.1

Independent Auditors' Consent

To the Board of Directors
Raymond James Financial, Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-8 relating to the Raymond James Financial, Inc. Stock Option Plan for Key Management Personnel of Raymond James Financial, Inc. of our report dated November 15, 2002, except as to Note 17, which is as of December 13, 2002, with respect to the consolidated statements of financial condition of Raymond James Financial, Inc. and subsidiaries as of September 27, 2002 and September 28, 2001 and the related consolidated statements of operations and comprehensive income, changes in shareholders' equity and cash flows for the years then ended, which report is included in the Annual Report on Form 10-K of Raymond James Financial, Inc. for the fiscal year ended September 27, 2002.

KPMG LLP

Tampa, Florida
February 14, 2003

EXHIBIT 23.2

Consent of Independent Certified Public Accountants

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated November 17, 2000 relating to the financial statements of Raymond James Financial, Inc., which appears in Raymond James Financial, Inc.'s Annual Report on Form 10-K for the fiscal year ended September 27, 2002.

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP

Tampa, Florida
February 14, 2003

Exhibit 4.1

RAYMOND JAMES FINANCIAL, INC.

STOCK OPTION PLAN
FOR KEY MANAGEMENT PERSONNEL

SECTION 1. PURPOSE

This Stock Option Plan for Key Management Personnel (the "Plan") is intended as a performance incentive for key management personnel of RAYMOND JAMES FINANCIAL, INC., a Florida corporation (the "Company") or its Subsidiaries (as hereinafter defined) to enable the persons to whom options are granted (an "Optionee" or "Optionees") to acquire or increase a proprietary interest in the success of the Company. The Company intends that this purpose will be effected by the granting of non-qualified stock options ("Options"). These Options are **not** intended to qualify as Incentive Stock Options as described in Section 422 of the Internal Revenue Code. The term "Subsidiaries" means any corporations in which stock possessing 50% or more of the total combined voting power of all classes of stock is owned directly or indirectly by the Company.

SECTION 2. OPTIONS TO BE GRANTED AND ADMINISTRATION

2.1 Options to be Granted.   Options granted under the Plan will be non-qualified Options.

2.2 Administrative by the Board.   This Plan shall be administered by the Board of Directors of the Company (the "Board"). The Board shall have full and final authority to operate, manage and administer the Plan on behalf of the Company. This authority includes, but is not limited to (i) the power to grant options conditionally or unconditionally; (ii) the power to prescribe the form or forms of the instruments evidencing options granted under this Plan; (iii) the power to interpret the Plan; (iv) the power to provide regulations for the operation of the features of the Plan, and otherwise to prescribe regulations for interpretation, management and administration of the Plan; (v) the power to delegate responsibility for Plan operation, management and administration on such terms, consistent with the Plan, as the Board may establish; (vi) the power to delegate to other persons the responsibility for performing ministerial acts in furtherance of the Plan's purpose and (vii) the power to engage the services of persons or organizations in furtherance of the Plan's purpose, including but not limited to, banks, insurance companies, brokerage firms and consultants.

In addition, as to each option, the Board shall have full and final authority in its discretion; (i) to determine the number of shares subject to each option; (ii) to determine the time or times at which options will be granted; (iii) to determine the option price for the shares subject to each option, which price shall be subject to the applicable requirements, if any, of Section 5.1(c) hereof; and (iv) to determine the time or times when each option shall become exercisable and the duration of the exercise period, which shall not exceed the limitations specified in Section 5.1(a).

2.3 Appointment and Proceedings of Committee.   The Board may appoint a Stock Option Committee (the "Committee") which shall consist of the members of the Compensation Committee of the Board. The Board may from time to time appoint members of the Committee in substitution for, or in addition to, members previously appointed, remove members (with or without cause) and fill vacancies, however caused, in the Committee. The Committee shall select one of its members as its chairman and shall hold its meetings at such times and places as it shall deem advisable. A majority of its members shall constitute a quorum, and all actions of the Committee shall be taken by a majority of its members. Any action may be taken by a written instrument signed by all of the members, and any action so taken shall be as fully effective as it had been taken by a vote of a majority of the members at a meeting duly called and held.

2.4   Powers of Committee.   Subject to the provisions of this Plan and the approval of the Board, the Committee shall have the power to make recommendations to the Board as to whom options should be granted, the number of shares to be covered by each option, the time or times of option grants, and the terms and condition of each option. In addition, the Committee shall have authority to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan, and to exercise the administrative and ministerial powers of the Board with regard to aspects of the Plan other than the granting of options. The interpretation and construction by the Committee of any provisions of the Plan, or of any option granted hereunder, and the exercise of any power delegated to it hereunder shall be final, unless otherwise determined by the Board. No member of the Board or the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any option granted hereunder.

SECTION 3. STOCK

3.1   Shares Subject to Plans.   The stock subject to the options granted under the Plan shall be shares of the Company's authorized but unissued common stock, par value $.01 per share or treasury shares held by the Company ("Common Stock"). The total number of shares that may be issued pursuant to options granted under the Plan shall not exceed an aggregate of 500,000 shares of Common Stock.

3.2   Lapsed or Unexercised Options.   Whenever any outstanding option under the Plan expires, is canceled or is otherwise terminated (other than by exercise), the shares of Common Stock allocable to the unexercised portion of such option shall be restored to the Plan and be available for the grant of other options under the Plan.

SECTION 4. ELIGIBILITY

4.1   Eligible Optionees.   Options may be granted only to officers and other employees of the Company or its Subsidiaries, including members of the Board who are also employees of the Company or a Subsidiary.

SECTION 5. TERMS OF THE OPTION AGREEMENTS

5.1   Mandatory Terms.   Each option agreement shall contain such provisions as the Board or the Committee shall from time to time deem appropriate, and shall include provisions relating to the method of exercise, payment of exercise price, adjustments or changes in the Company's capitalization and the effect of a merger, consolidation, liquidation, sale or other disposition of or involving the Company. Option agreements need not be identical, but each option agreement by appropriate language shall include the substance of all of the following provisions:

(a)   Expiration.   Notwithstanding any other provision of the Plan or of any option agreement, each option shall expire on the date specified in the option agreement, which date shall not be later than the tenth anniversary of the date on which the option was granted.

(b)   Exercise.   Each option shall be deemed exercised when (i) the Company has received written notice of such exercise in accordance with the terms of the option, (ii) full payment of the aggregate option price of the shares of Common Stock as to which the option is exercised has been made, and (iii) arrangements that are satisfactory to the Board or the Committee in its sole discretion have been made for the optionee's payment to the Company of the amount, if any, that is necessary for the Company or Subsidiary employing the optionee to withhold in accordance with applicable Federal or state tax withholding requirements. Unless further limited by the Board or the Committee in any option, the option price of any shares of Common Stock purchased shall be paid in cash, by certified or official bank check, by money order, with shares of Common Stock of the Company or by a combination of the above; provided further, however, that the Board or the Committee in its sole discretion may accept a personal check in full or partial payment of any shares of Common Stock. If the exercise price is paid in whole or in part with shares, the value of the shares surrendered shall be their fair market value on the date the option is exercised as determined in accordance with Section 5.1 (c) hereof. The Company in its sole discretion may, on an individual basis or pursuant to a general program established in connection with this Plan, lend money to an optionee, guarantee an loan to an optionee, or otherwise assist an optionee to obtain the cash necessary to exercise all or a portion of an option granted hereunder. No optionee shall be deemed to be a holder of any shares of Common Stock subject to an option unless and until a stock certificate or certificates for such shares of Common Stock are issued to such person(s) under the terms of the Plan. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights for which the record date is prior to the date such stock certificate is issued, except as expressly provided in Section 6 hereof. Unless otherwise provided in the terms of an option, an option must be exercised by the Optionee while he is an Employee and has maintained since the date of the grant of the option the continuous status as an Employee.

Except, as may be otherwise expressly provided in the terms and conditions of the option granted to an Optionee, options granted hereunder shall terminate on the earlier to occur of the date of expiration thereof or:

(i)   Exercise Upon Disability.   Unless otherwise provided in the terms of an option, if an Optionee's employment terminates by reason of a permanent disability, all unexpired options held by the Optionee shall immediately vest and become fully exercisable. The Optionee shall then be entitled to exercise the option in whole or in part; provided, however, such option must be exercised within 12 months following the date that the Optionee became permanently disabled or by the expiration date of such option, whichever first occurs. An Optionee is permanently disabled if the Board determines he is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted, or can be expected to last, for a continuous period of not less than 12 months.

(ii)   Exercise Upon Death.   Except as may otherwise be expressly provided in the terms and conditions of the option granted to an Optionee, in the event of the death of an Optionee while in the employment of the Company and before the date of expiration of such option, all options held by the Optionee shall immediately vest and become fully exercisable. Such option shall terminate on the earlier of such date of expiration or 90 days following the date of such death. After the death of the Optionee, his executors, administrators or any person or persons to whom his option may be transferred by will or by laws of descent and distribution, shall have the right, at any time prior to such termination, to exercise the option.

(iii)   Exercise Upon Termination of Employment After Age 60.   Unless otherwise provided in the terms of an option, if an Optionee's Employment terminates after attainment of age 60, all options held by the Optionee shall immediately vest and become fully exercisable if: (a) termination occurs on or after the optionee has attained age 65, the optionee shall have the right to exercise any or all outstanding options, in whole or in part, at any time from the date of termination through 90 days thereafter or the expiration date of such option, whichever first occurs: or, (b)termination occurs prior to the Optionee's attainment of age 65 but after the Optionees attainment of age 60, the Optionee shall have the right to exercise any or all outstanding Options, in whole or in part, at any time from the date of termination through 90 days thereafter or the expiration date of such option, whichever first occurs, provided that the sum of his years of service with the Company plus his age at termination from the Company equals at least 75.

(c) Purchase Price.   The purchase price per share of the Common Stock under each option shall be established by the committee on the date the option is granted.

For the purpose of the Plan, the "fair market value" per share of Common Stock on any date of reference shall be the closing Price of the Common Stock of the Company which is referred to in either clause (i), (ii) or (iii) below, on such date, or if not referred to in either clause (i), (ii) or (iii) below, "fair market value" per share of Common Stock shall be such value as shall be determined by the Board or the Committee. For this purpose, the Closing Price of the Common Stock on any business day shall be (i) if the Common Stock is listed or admitted for trading on any United States national securities exchange, or if actual transactions are otherwise reported on a consolidated transaction reporting system, the last reported sale price of Common Stock on such exchange or reporting system, as reported in any newspaper of general circulation, (ii) if the Common Stock is quoted on the National Association of Securities Dealers Automated Quotations Systems ("NASDAQ"), or any similar system of automated dissemination of quotations of security prices in common use, the mean between the closing high bid and low asked quotations of Common Stock for such day on such system, or (iii) if neither clause (i) or (ii) is applicable, the mean between the high bid and low asked quotations for the common Stock as reported by the National Quotation Bureau, Incorporated if at least two securities dealers have inserted both bid and asked quotations for Common Stock on at least five of ten preceding days.

(d)   Transferability of Options.   Unless otherwise specified in the Option Agreement, options granted under the Plan and the rights and privileges conferred thereby may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will or by applicable laws of descent and distribution, and shall not be subject to execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of any option under the Plan or any right or privilege conferred hereby, contrary to the provisions of the Plan, or upon the sale or levy or any attachment or similar process upon the rights and privileges conferred hereby, such option shall thereupon terminate and become null and void.

(e)   Rights of Optionees.   No Optionee shall be deemed for any purpose to be the owner of any share of Common Stock subject to any option unless and until (i) the option shall have been exercised pursuant to the terms thereof, (ii) the Company shall have issued and delivered
certificates evidencing the shares of the Optionee, and (iii) the Optionee's name shall have been entered as a stockholder of record on the books of the Company. Thereupon, the Optionee shall have full voting, dividend and other ownership rights with respect to such shares of Common Stock.

SECTION 6. ADJUSTMENT OF SHARES OF COMMON STOCK

6.1   Stock Dividend or Recapitalization.   If at any time while the Plan is in effect or unexercised options are outstanding, there shall be an increase or decrease in the number of issued and outstanding shares of Common Stock through the declaration of a stock dividend or through any recapitalization resulting in a stock split-up, combination or exchange of shares of Common Stock, then and in such event (i) appropriate adjustment shall be made in the maximum number of shares of Common Stock available for grant under the Plan, so that the same percentage of the Company's issued and outstanding shares of Common Stock shall continue to be subject to being so optioned, and (ii) appropriate adjustment shall be made in the number of shares and the exercise price per share of Common Stock hereof then subject to any outstanding option, so that the same percentage of the Company's issued and outstanding shares of Common Stock shall remain subject to purchase at the same aggregate exercise price.

6.2   Sale or Conversion of Shares.   Except as otherwise expressly provided herein, the issuance by the Company of shares of its capital stock of any class, or securities convertible into shares of capital stock of any class, either in connection with direct sale or upon the exercise of rights
or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect and no adjustment by reason thereof shall be made with respect to

the number of or exercise price of shares of Common Stock then subject to outstanding options granted under the Plan.

6.3 General. Without limiting the generality of the foregoing, the existence of outstanding options granted under the Plan shall not affect in any manner the right or power of the Company to make, authorize or consummate (i) any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business; (ii) any merger or consolidation of the Company; (iii) any issue by the Company of debt securities, or preferred or preference stock that would rank above the shares subject to outstanding option; (iv) the dissolution or liquidation of the Company; (v) any sale, transfer or assignment of all or any part of the assets or business of the Company; or (vi) any other corporate act or proceeding , whether of a similar character or otherwise.

SECTION 7. AMENDMENT OF THE PLAN

The Board may amend the Plan at any time, and from time to time. Rights and obligations under any option granted before any amendment of the Plan shall not be altered or impaired by such amendment, except with the consent of the Optionee.

SECTION 8. NON-EXCLUSIVITY OF THE PLAN

Neither the adoption of the Plan by the Board nor the approval of the Plan by the stockholders of the Company shall be construed as creating any limitations on the power of the Board to adopt such other arrangements as it may deem desirable, including without limitation the granting of stock options otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

SECTION 9. CONDITIONS UPON ISSUANCE

9.1 Conditions Upon Issuance. The obligation of the Company to sell and deliver shares of Common Stock with respect to options granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by government agencies as may be deemed necessary or appropriate by the Board or the Committee.

9.2 Representation Required. As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to
sell or distribute such Shares, if, in the option of counsel for the Company, such a representation is required by any of the aforementioned relevant provisions of law.

9.3 Reservations of Shares. The Company, during the term of this Plan, will at all times reserve and keep available the number of shares as such be sufficient to satisfy the requirements of the Plan.

9.4 Liability of Company. The Company or any subsidiary which is in existence or thereafter comes into existence shall not be liable to any Optionee or other person as to:

(a) Non-Issuance of Shares. The non-issuance or sale of shares as to which the Company has been unable to obtain from any regulatory body having jurisdiction the authority deemed by the Company's counsel to be necessary to the lawful issuance and sale of any shares hereunder; and

(b) Tax Consequences. Any tax consequences expected, but not realized, by any Optionee or other person due to the exercise of any option granted hereunder.

9.5   Governing Law.   This Plan shall be interpreted and construed in accordance with the laws of the State of Florida.

SECTION 10. EFFECTIVE DATE OF PLAN

The effective date of the Plan is November 21, 1996, the date on which it was approved by the Board.

Schedule A

<u>Company Subsidiaries Subject to Plan</u>

Raymond James & Associates, Inc.
Raymond James Financial Services, Inc.
Eagle Asset Management, Inc.
Planning Corporation of America
Heritage Asset Management, Inc.
Raymond James Trust Company
Raymond James Bank, FSB
Raymond James Trust Company West
Raymond James International Holdings, Inc.
Raymond James Capital, Inc.
Raymond James Limited
Awad Asset Management, Inc.
Ballast Pint Ventures, LLC
Raymond James Capital Services, Inc.
Raymond James Tax Credit Funds, Inc.